Exhibit 4

Global Declaration Certificate
(FOR ISRAELI INCOME TAX PURPOSES)

TO:	ECI TELECOM LTD.
c/o American Stock Transfer & Trust Company
Fax: (718) 235-5001 (confirm by telephone (718) 936-5100)
Attn.: Reorganization Department

RE: CUSIP 268258100	(“ECI Shares”)	DTC Participant# (please complete)

1. I/We hereby certify that on or prior to June 10, 2004 (“Submission Date”) we received validly executed Declaration Forms (“Declaration of Status of Beneficial Owner for Israeli Income Tax Purposes”) in the form you provided. Based on such Declaration Forms, I/we hereby certify that out of the           (please complete) ECI Shares held by us as of May 5, 2004 (the “Record Date”):

•	* (please complete or insert “0” if not applicable) ECI Shares were held by our clients who certified that they are Israeli Corporations entitled to exemption (0% tax rate) and

•	* (please complete or insert “0” if not applicable) if not applicable) ECI Shares were held by our clients who certified that they are U.S. residents (individuals or others) who are (i) not Israeli residents for Israeli tax purposes and (ii) have a permanent address in the United States

2. Based on the foregoing, I/we hereby certify that we will make an election through the EDS system of DTC for a total refund of          (please insert “T” as calculated below, this field is optional) ECtel shares, calculated based on the following formula:

     T = (I x F x 0.25) + (A x F x 0.125)

     Where I = the number of ECI shares owned by your clients who certified that they are Israeli corporations

     F = 0.07015 (the distribution ratio)
     A = the number of ECI shares owned by your clients who certified that they are U.S. residents

SIGN HERE: *_____________________________________________Date:__________, 2004

Signature,
Authorized Person
(Medallion Guarantee Stamp is required)

Participants are reminded that the Israeli tax authorities have the right to audit, and if denied, such action can result in the imposition of the full 25% Israeli withholding tax. Participants who fail to meet the Submition Date, make timely elections during the EDS Election Window or make incorrect elections will be responsible for claiming or refunding any withholding tax directly from the Israeli tax authority. Participants will also be liable for any exchange fluctuation impacting the amount of their refund or claim.

“*” indicates a field required to be completed. Otherwise, this certificate may be treated as invalid.

SEE THE LETTER TO BROKERS FOR INSTRUCTIONS OR CONTACT MACKENZIE PARTNERS, INC.,
THE INFORMATION AGENT, TOLL FREE AT 1-800-322-2885, OR CALL 1-212-929-5500.